[redacted]

09011940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

900 Richards Street, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements. The statements of net assets available for benefits as of December 31, 2008 and 2007, and the statements of changes in net assets available for benefits for the years then ended, together with notes to financial statements, Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2008, and KPMG LLP's Report of Independent Registered Public Accounting Firm thereon, are filed as a part of this annual report and attached hereto as Exhibit 1.

Written Consent. The written consent of KPMG LLP with respect to the incorporation by reference of the Plan's financial statements in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: June 22, 2009

By: HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

By: ______________________
James A. Ajello
Its Chairman

By: ______________________
Chester A. Richardson
Its Secretary

KPMG

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
PO Box 4150
Honolulu, HI 96812-4150

Report of Independent Registered Public Accounting Firm

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 2(g) and 4 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, as of January 1, 2008 for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Honolulu, Hawaii
June 22, 2009

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

		2008	2007
Assets:			
Investments, at fair value	$	243,137,888	324,561,475
Participant loans		5,535,669	5,177,375
Participants' contributions due from Hawaiian Electric Industries, Inc. and subsidiaries		394,452	411,522
Total assets		249,068,009	330,150,372
Liabilities:			
Payable to Fidelity Investments Institutional Operations Company, Inc.		(5,048)	(4,559)
Net assets available for benefits	$	249,062,961	330,145,813

See accompanying notes to financial statements.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

		2008	2007
Investment income:			
Dividend income	$	9,941,230	22,372,376
Interest income		1,271,580	1,727,948
Net depreciation in fair value of investments		(97,970,105)	(8,321,254)
Total investment income (loss)		(86,757,295)	15,779,070
Contributions:			
Participants		20,493,649	20,580,656
Employer		1,777,499	7,279
Rollover		1,174,339	828,389
Total contributions		23,445,487	21,416,324
Distributions to participants		(17,745,243)	(19,129,144)
Administrative expenses and other		(25,801)	(20,171)
Net increase (decrease)		(81,082,852)	18,046,079
Net assets available for benefits, beginning of year		330,145,813	312,099,734
Net assets available for benefits, end of year	$	249,062,961	330,145,813

See accompanying notes to financial statements.

(1) Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (the Plan) was established by Hawaiian Electric Industries, Inc. (the Company or HEI) effective April 1, 1984. The latest restatement of the Plan document is generally effective January 1, 2008. The Plan is a defined contribution plan.

The following description of the Plan provides general information solely for purposes of the audit of the Plan's financial statements. Participants should refer to the governing Plan documents for a description of the Plan's provisions.

(a) Administration of Plan Assets

The compensation committee of the board of directors of the Company appoints, removes, and replaces the Pension Investment Committee (PIC), which is comprised of officers of the Company and its subsidiaries. The PIC is responsible for oversight of investment options and administration of the Plan. The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan's provisions. The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan. The Investment Committee is responsible for monitoring the investment options offered under the Plan and for making any filings required by the U.S. Securities and Exchange Commission. The Administrative and Investment Committees are comprised of employees of the Company and its subsidiaries and are chaired by a member of the PIC.

The Participating Employers and the Plan pay the Plan's administrative fees. Fees charged to the Plan are allocated to participant accounts. Participants may also be assessed fees related to record-keeping, loans, and withdrawals.

(b) Eligibility

All nonbargaining unit employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan for purposes of salary reduction contributions upon employment. Bargaining unit employees are eligible to participate in the Plan for purposes of salary reduction contributions upon becoming "regular" employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).

(c) Salary Reduction Contributions

Employees participate in the Plan by making salary reduction contributions of up to 30% of compensation, subject to a federal tax limit of $15,500 in 2008 and 2007. The limit is subject to adjustment for changes in the cost of living.

Participants who are age 50 or older, or who will reach 50 during the year, may elect to make catch-up contributions, as defined in the Plan, subject to a federal tax limit of $5,000 in 2008 and 2007. The limit is subject to adjustment for changes in the cost of living.

(Continued)

For purposes of the Plan, compensation is defined as W-2 earnings (a) excluding discretionary bonuses (except as noted below), fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, and special executive compensation and (b) including nontaxable elective contributions made by a Participating Employer to the Plan, a cafeteria plan, or a pretax transportation spending plan. Effective January 1, 2004, compensation for employees of American Savings Bank, F.S.B. (ASB), American Savings Investment Services Corp., and Bishop Insurance Agency of Hawaii, Inc. also includes discretionary bonuses and incentive compensation (other than signing bonuses, retention bonuses, service awards, and similar nonperformance-based awards). Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan. For 2008 and 2007, the maximum limit was $230,000 and $225,000, respectively. The compensation limit is subject to adjustment for increases in the cost of living.

Under the provisions of the Internal Revenue Code (the Code), the Plan must satisfy certain tests designed to prohibit discrimination in favor of highly compensated employees. Each year, the Company must determine whether the contributions to the Plan satisfy these tests. If the tests are not satisfied, the Company will limit contributions to the Plan on behalf of highly compensated employees or distribute excess contributions to highly compensated employees to the extent necessary to meet the tests, or both.

(d) Employer Nonelective Contributions

Pacific Energy Conservation Services, Inc. (PECS) may make discretionary nonelective contributions (known as HEIDI contributions) on behalf of its eligible employees. Currently, PECS makes an annual HEIDI contribution equal to 6% of each eligible employee's "HEIDI Compensation" for the year. Total employer contributions amounted to approximately $7,724 and $7,279 in 2008 and 2007, respectively.

"HEIDI Compensation" means all straight-time pay and commissions paid (or accrued) during the plan year for services rendered to a HEIDI Employer, including elective contributions to the Plan, a cafeteria plan (other than employer provided FlexCredits), or a pretax transportation spending plan. HEIDI Compensation does not include overtime or premium pay, discretionary bonuses, reimbursements, or other expense allowances, fringe benefits, deferred compensation, welfare benefits, or contributions (except for elective contributions) by a HEIDI Employer to the Plan or any other employee benefit plan. HEIDI Compensation earned before becoming a participant is not counted in determining contributions to the Plan. HEIDI Compensation taken into account for purposes of the Plan is limited to $230,000 and $225,000 for 2008 and 2007, respectively. The compensation limit is subject to adjustment for increases in the cost of living.

Effective January 1, 2008, ASB began making matching contributions (known as AmeriMatch contributions) on behalf of its eligible employees. After one year of service, ASB matches employee salary reduction contributions at the rate of 100% of the first 4% of eligible compensation deferred. Total AmeriMatch contributions amounted to approximately $1.7 million in 2008. Compensation for AmeriMatch purposes uses the same definition as for salary reduction contributions described in note (1)(c) above.

(Continued)

(e) Employer Discretionary Contributions

Effective January 1, 2008, ASB also created an annual discretionary profit sharing feature (known as AmeriShare) on behalf of its eligible employees. ASB did not fund AmeriShare for the plan year ended December 31, 2008.

(f) Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts. A participant's benefits equal the vested balance in the participant's account at the time of distribution. Each participant's account is credited with the participant's elective contributions, any employer nonelective contribution, if applicable, and allocations of plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid by the Plan. Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an ERISA Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant's or beneficiary's exercise of control over the investments in his or her individual account. Participants are responsible for investing all amounts in their accounts using investment options offered under the Plan. The Plan currently offers 26 mutual funds and target-date funds, an ASB money market account, and a common stock fund that consists of shares of HEI common stock and short-term liquid investments. If a participant does not choose an investment option for any portion of the participant's account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Fund specific to the participant's normal retirement age or such other investment as the PIC may direct, pending direction by the participant. (Prior to August 1, 2007, the default investment option was the ASB Money Market Account.)

The portion of the Plan that is invested, pursuant to participant investment directions, in the HEI Common Stock Fund is designated as an employee stock ownership plan (ESOP). Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan. During 2008, the PIC imposed restrictions on investments in the HEI Common Stock Fund. The restrictions were in two phases. First, effective October 17, 2008, participants were prohibited from making new investment elections that would direct more than 20% of contributions to the HEI Common Stock Fund. Also, effective October 17, 2008, participants and beneficiaries were prohibited from making transfers or exchanges from another investment alternative into the HEI Common Stock Fund if the transfer or exchange would cause the participant's or beneficiary's investment in the HEI Common Stock Fund to exceed 20% of the participant's or beneficiary's total account balance. Second, effective December 8, 2008, participants were prohibited from having investment elections in place that directed more than 20% of contributions to the HEI Common Stock Fund. If a participant had not restricted his or her contributions to the HEI Common Stock Fund to 20% or less, the amount in excess of 20% was redirected to the age-appropriate Fidelity Freedom Fund specific to the Participant's normal retirement age.

(Continued)

(g) ***Distributions***

Distributions from participants' accounts are generally made upon retirement, death, permanent disability, or other termination of employment. Effective July 1, 2005, active participants who attain age 59½ may begin making withdrawals while still employed by a Participating Employer or other subsidiary of the Company.

A retired or terminated participant who reaches age 70½ and whose required beginning date for minimum required distributions is on or after April 1, 2005 may elect to receive the minimum required distribution from the Plan instead of a lump-sum distribution of his or her full account balance. Effective July 1, 2005, a retired or terminated participant may elect to receive a partial distribution up to once per year while leaving the remainder of his or her account balance in the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment. Effective March 28, 2005, any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of a direct rollover to an Individual Retirement Account (IRA) unless the participant requests a cash distribution.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock or, if the participant so elects, cash. Distributions of HEI Stock Ownership Plan (HEISOP) subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

(h) ***Death Benefits***

Upon the death of a participant, the full value in the participant's account is payable as a death benefit to the participant's designated beneficiary. Generally, the death benefit must be paid in full by the end of the year that includes the fifth anniversary of the participant's death. A married participant's spouse is automatically the participant's beneficiary, unless the participant designates someone else as the beneficiary with the spouse's written consent. If a participant dies while receiving installment distributions from a HEISOP subaccount, the remaining installments will be paid to the participant's beneficiary.

(i) ***Withdrawals While Employed***

Prior to termination of employment, pretax salary-reduction contributions and certain other contributions, including AmeriMatch contributions, may be withdrawn in the event of hardship. Hardship is defined as an immediate and heavy financial need as a result of the following: (1) payment of tuition and related educational fees, and room and board expenses for the next 12 months of postsecondary education incurred by the participant or the participant's spouse, children, or other tax dependents; (2) the purchase of a participant's principal residence; (3) payment of unreimbursed medical expenses incurred by the participant or the participant's spouse, children, or other tax dependents that would be deductible under Section 213(d) of the Code (determined without regard to whether the expenses exceed 7.5% of adjusted gross income); (4) payment of funeral expenses of a family member; (5) payment to prevent eviction from a participant's principal residence or foreclosure on a mortgage on the participant's principal residence; or (6) (effective

January 1, 2007) payment of expenses for the repair of damage to the participant's principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10.0% of adjusted gross income). A participant who receives a hardship withdrawal is prohibited from making additional pretax salary reduction contributions to the Plan for six months following the hardship withdrawal.

Withdrawal of tax deductible voluntary contributions or after-tax contributions previously allowed under the Plan can be made upon request. These contributions are no longer permitted under the Plan.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

Effective July 1, 2005, a participant who is age 59½ or older may elect to receive an in-service distribution from the participant's account once per year.

(j) Participant Loans

The minimum loan amount is $1,000 and the maximum amount of all loans under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of the participant's eligible balance. Loan terms generally may not exceed 5 years, except that loans used to purchase a principal residence may have terms of up to 15 years. The interest rates on the loans are set at the time a participant applies for such loans. The interest rate on loans made on or after July 1, 2005 during any calendar month shall be one percentage point above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the loan is made. The interest rate on loans made prior to July 1, 2005 is based on the ASB Money Market Account interest rate plus 2.00%. All outstanding loans are secured by 50.00% of the participant's vested account balance, determined when a loan is approved. Loans outstanding at December 31, 2008 bear interest at various rates ranging from 3.50% to 9.25%. Principal and interest payments are made ratably through payroll deductions. The participant's account will be reduced by the unpaid loan balance prior to distribution. Participants are allowed up to two loans outstanding at any one time from the Plan.

(k) Vesting

Participants are 100% vested in their accounts at all times, except to the extent that their account balances are derived from HEIDI contributions or AmeriShare contributions. HEIDI contributions and earnings thereon are 0% vested until the participant completes two years of vesting service and 100% vested thereafter. AmeriShare contributions and earnings thereon are 0% vested until the participant completes two years of vesting service, and vest at the rate of 25% per year thereafter until the participant becomes 100% vested after five years of vesting service.

In general, vesting service for HEIDI contributions is granted for the period of time from the date the participant commences employment with a Participating Employer to the date of termination. The Plan sets forth additional rules for the calculation of vesting service for part-time employees, certain leaves of absence, and other special situations. A participant who terminates service with less than two years of vesting service generally will forfeit amounts representing employer nonelective contributions and earnings thereon unless the employee returns to employment within five years. Participants who terminated employment with HEI Power Corp. (HEIPC) on or after January 1, 2001 due to contraction of HEIPC's business operations became fully vested in their HEIDI subaccounts upon the termination of HEIPC's participation in the Plan on December 31, 2006. Forfeitures are used to reduce future employer contributions and are not material for the years ended December 31, 2008 and 2007.

Vesting service for any AmeriShare contribution to the Plan is recognized differently for full-time versus part-time or peak-time employees of ASB. Full-time ASB employees receive vesting service credit for the period of time from the date the participant commences employment with a Participating Employer to the date of termination. For part-time or peak-time ASB employees, one year of vesting service is credited for each plan year in which the employee is credited with 1,000 hours of service.

(2) Summary of Accounting Policies

(a) *Basis of Accounting*

The Plan prepares its financial statements under the accrual method of accounting.

(b) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) *Investment Valuation and Income Recognition*

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) *Participant Loans*

Participant loans are stated at amortized cost.

(e) ***Payment of Benefits***

The Plan records benefits when they are paid.

(f) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan currently holds common stock in HEI representing 26% and 20% of the Plan's net assets at December 31, 2008 and 2007, respectively.

(g) ***Recently Adopted Accounting Standards***

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements that are already required or permitted under existing accounting pronouncements with some exceptions. SFAS No. 157 retains the exchange price notion in defining fair value and clarifies that the exchange price is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability. It emphasizes that fair value is a market-based, not an entity-specific, measurement based upon the assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions in fair value measurements, SFAS No. 157 establishes a hierarchy that gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). SFAS No. 157 expands disclosures about the use of fair value, including disclosure of the level within the hierarchy in which the fair value measurements fall and the effect of the measurements on earnings (or changes in net assets) for the period. The Plan adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 had no impact on the Plan's financial statements, but impacted the Plan's fair value measurement disclosures.

(Continued)

(3) **Investments**

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets as of December 31, 2008 and 2007 are separately identified.

		2008	2007
Mutual funds:			
Fidelity Magellan Fund – Class K	$	34,711,128	—
Fidelity Puritan Fund – Class K		17,762,919	—
Spartan U.S. Equity Index Fund Investor Class		15,497,346	24,671,606
Fidelity Retirement Money Market Fund		13,233,189	10,281,256
Fidelity Magellan Fund		—	70,564,644
Fidelity Puritan Fund		—	27,202,691
Fidelity Diversified International Fund		—	19,111,071
Other		65,707,934	86,125,048
		146,912,516	237,956,316
Other investments:			
Hawaiian Electric Industries, Inc. Common Stock Fund		63,805,517	65,870,298
American Savings Bank, F.S.B. Money Market Account		32,419,855	20,734,861
		96,225,372	86,605,159
Total investments at fair value	$	243,137,888	324,561,475

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year), in the aggregate, depreciated in fair value by $97,970,105 and $8,321,254, respectively, as follows:

		2008	2007
Mutual funds:			
Fidelity Magellan Fund – Class K	$	5,596,173	—
Fidelity Puritan Fund – Class K		1,414,863	—
Spartan U.S. Equity Index Fund Investor Class		(9,473,595)	900,049
Fidelity Diversified International Fund – Class K		1,370,425	—
Fidelity Magellan Fund		(42,312,396)	3,035,238
Fidelity Puritan Fund		(9,814,551)	(1,294,965)
Fidelity Diversified International Fund		(9,988,633)	915,011
Other		(33,343,432)	287,942
		(96,551,146)	3,843,275
Other investments:			
Hawaiian Electric Industries, Inc. Common Stock Fund		(1,418,959)	(12,164,529)
Net depreciation in fair value	$	(97,970,105)	(8,321,254)

(4) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Plan's financial instruments at December 31, 2008 and 2007. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2008		2007	
	Carrying amount	**Fair value**	**Carrying amount**	**Fair value**
Financial assets:				
Investments:				
Mutual funds	$ 146,912,516	146,912,516	237,956,316	237,956,316
Hawaiian Electric Industries, Inc. Common Stock Fund	63,805,517	63,805,517	65,870,298	65,870,298
American Savings Bank F.S.B. Money Market Account	32,419,855	32,419,855	20,734,861	20,734,861
Participant loans	5,535,669	5,535,669	5,177,375	5,177,375

The carrying amounts shown in the table are included in the statement of net assets available for benefits under the indicated captions.

The fair values of the financial instruments shown in the above table represent the Plan's best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Plan's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Plan based on the best information available in the circumstances.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

ASB Money Market Account – Valued at cost which approximates fair value.

Mutual Funds – Valued at the net asset value (NAV) of shares held by the plan at year-end.

Hawaiian Electric Industries, Inc. Common Stock Fund – Invests primarily in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in HEI common stock is valued at the closing price reported on the active market on which the common stock is traded. Cash equivalents include investments in money market funds valued at cost, which approximates fair value.

Participant Loans – Stated at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(b) Fair Value Hierarchy

The Plan adopted SFAS No. 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008:

		Fair value measurements at reporting date using		
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Mutual funds	$ 146,912,516	146,912,516	—	—
Hawaiian Electric Industries, Inc. Common Stock Fund	63,805,517	—	63,805,517	—
American Savings Bank, F.S.B. Money Market Account	32,419,855	—	32,419,855	—
Total	$ 243,137,888	146,912,516	96,225,372	—

(5) Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation. In the event of Plan termination, affected participants become 100% vested in their accounts.

(6) Federal Income Taxes

The Plan and related trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a), 401(k), and 501(a) of the Code. On September 18, 2003, the Internal Revenue Service (IRS) issued a favorable determination letter covering the Plan's restatement generally effective January 1, 1998 and certain subsequent amendments. On January 31, 2008, the Company submitted the January 1, 2008 restatement of the Plan to the IRS for a determination letter.

Participants generally are not subject to federal income taxes on pretax contributions or on income or realized gains until a distribution from the Plan is made. However, pretax contributions are subject to applicable employment taxes.

Participants' income on after-tax contributions made prior to July 1, 1992 is not subject to federal income taxes until a distribution from the Plan is made.

(Continued)

Distributions made before a participant reaches age 59½ are subject to a special 10% federal excise tax except for (1) distributions upon death or permanent disability of the participant; (2) distributions (after separation from service) that are part of a series of substantially equal periodic payments over the life of the participant or the joint lives of the participant and his or her beneficiary; (3) distributions after the participant separates from service after reaching age 55; (4) distributions to an alternate payee under a qualified domestic relations order; (5) distributions on account of extraordinary medical expenses; (6) dividends paid on employer stock and distributed in accordance with Section 404(k) of the Code; (7) distributions made on account of an IRS levy against a participant's benefits; (8) distributions of certain excess amounts; and (9) distributions of elective deferrals to certain individuals called to active military duty.

Eligible rollover distributions that are not rolled over in a direct rollover are subject to a 20% federal withholding tax. Participants may not elect to forego such withholding. Hardship withdrawals and direct rollovers to another eligible plan or IRA are not subject to the 20% withholding tax.

Distributions are generally taxable to a participant in the year of distribution, except for (1) amounts rolled over to another tax-qualified plan or IRA within 60 days of receipt of the distribution by the participant or a surviving spouse; (2) amounts representing net unrealized appreciation in shares of HEI common stock distributed in kind as part of a lump-sum distribution (unless the participant elects to be currently taxed on such appreciation); and (3) distributions of after-tax contributions. Distributions in the form of HEI common stock are valued at fair market value for the purpose of determining the amount distributed, but the portion of such stock distributions representing net unrealized appreciation is not taxed until the participant disposes of the stock (unless the participant elects to be taxed at the time of distribution).

(7) Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR). Fidelity Management Trust Company (FMTC), an affiliate of FMR, is the trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions. Fees paid by the Plan for record-keeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $24,900 and $20,500 for the years ended December 31, 2008 and 2007, respectively. Plan participants may elect to invest in the ASB Money Market Account. In addition, Plan participants may elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments. ASB and HEI are two of the Plan's Participating Employers, and therefore, these transactions are considered related-party transactions.

(8) Subsequent Event

On May 7, 2009, the Plan accounts of ASB participants were transferred to newly created participant accounts in the American Savings Bank 401(k) Plan (ASB Plan) such that account balances prior to the transfer equaled account balances immediately following the transfer. The total value of transferred accounts was $41,436,433. No funds were liquidated as a result of this transfer since assets of both plans are invested through a master trust and both plans offer the same lineup of investment options to their participants. All future contributions, salary deferrals, and loan payments for ASB employees subsequent to this transfer date are posted to participant accounts in the ASB Plan.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (number of shares or units), including maturity date, rate of interest, collateral, par, or maturity value		(d) Current value
*	American Savings Bank, F.S.B. Money Market Account	32,419,855 shares	$	32,419,855
*	Hawaiian Electric Industries, Inc. Common Stock Fund	3,424,880 units, comprised of 1,150,424 cash and 2,829,950 shares		63,805,517
	Mutual funds:			
*	Fidelity Magellan Fund – Class K	757,554 shares		34,711,128
*	Fidelity Puritan Fund – Class K	1,361,143 shares		17,762,919
*	Spartan U.S. Equity Index Fund Investor Class	485,810 shares		15,497,346
*	Fidelity Retirement Money Market Portfolio	13,233,189 shares		13,233,189
*	Fidelity U.S. Bond Index Fund	1,017,719 shares		10,981,189
*	Fidelity Diversified International Fund – Class K	451,563 shares		9,704,091
	Neuberger Berman Partners Fund – Trust Class	560,749 shares		6,650,483
*	Fidelity Freedom 2010 Fund	545,979 shares		5,656,344
*	Fidelity Freedom 2020 Fund	532,921 shares		5,355,853
	T. Rowe Price Small-Cap Stock Fund, Inc.	218,482 shares		4,264,774
	MSIF Trust Value Portfolio – Class P	366,950 shares		3,632,804
*	Fidelity Freedom 2030 Fund	325,051 shares		3,172,495
	T. Rowe Price Growth Stock Fund	140,025 shares		2,694,072
	First American Mid Cap Growth Opp Fund – Class A	104,314 shares		2,285,516
	MSIF International Equity Portfolio – Class P	208,134 shares		2,268,659
*	Fidelity Freedom 2015 Fund	212,736 shares		1,821,021
	Virtus Mid Cap Value Fund	124,582 shares		1,770,309
*	Fidelity Freedom 2025 Fund	153,939 shares		1,266,916
*	Fidelity Freedom Income Fund	113,478 shares		1,084,846
*	Fidelity Freedom 2040 Fund	148,603 shares		830,692
	AIM Dynamics Fund – Investor Class	52,301 shares		660,041
*	Fidelity Freedom 2035 Fund	56,856 shares		456,553
*	Fidelity Freedom 2000 Fund	41,412 shares		416,195
*	Fidelity Freedom 2050 Fund	49,616 shares		320,517
*	Fidelity Freedom 2045 Fund	37,552 shares		247,090
*	Fidelity Freedom 2005 Fund	19,961 shares		167,474
	Total investments			243,137,888
*	Participant loans	613 loans with interest rates from 3.50% to 9.25%, maturing in 2009 through 2022		5,535,669
			$	248,673,557

* Party in interest.

See accompanying report of independent registered public accounting firm.

Exhibit 2

Consent of Independent Registered Public Accounting Firm

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We consent to the incorporation by reference in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. of our report dated June 22, 2009, included herein, with respect to the statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, as of January 1, 2008.

KPMG LLP

Honolulu, Hawaii
June 22, 2009